SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

ALBERTO-CULVER COMPANY

(Name of Issuer)

COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068101

(CUSIP Number)

Marshall E. Eisenberg Neal, Gerber & Eisenberg LLP Two North LaSalle Street, Suite 2200 Chicago, Illinois 60602 (312) 269-8000	Carol L. Bernick 2525 Armitage Avenue Melrose Park, IL 60160 (708) 450-3051

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 013068101	13D	Page 2 of 8 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person Carol L. Bernick
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	Sec Use Only
4	Source of Funds* Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e)	☐
6	Citizenship or Place of Organization U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 4,517,562
8 Shared Voting Power 8,064,997
9 Sole Dispositive Power 10,280,092
10 Shared Dispositive Power 2,302,467

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,582,559

CUSIP NO. 013068101	13D	Page 3 of 8 Pages

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

            Excluded are (i) options to purchase 572,375 shares held directly by Bernick’s spouse, (ii) 619,947 shares held     directly or as a trustee of various trusts by Bernick’s spouse; and (iii) 18,008 shares held by Bernick’s spouse as     a participant in the Alberto-Culver Employees Profit Sharing Plan. Bernick disclaims beneficial ownership of     such shares.

☒

13	Percent of Class Represented by Amount in Row (11). 13.53%

14	Type of Reporting Person* IN

* SEE INSTRUCTIONS

CUSIP NO. 013068101	13D	Page 4 of 8 Pages

Item 1. Security and Issuer.

Title of Class of Securities:	Common Stock, $.22 par value per share (“shares” or “Common Stock”).

Name and Address of Issuer:	Alberto-Culver Company (the “Company”) 2525 Armitage Avenue Melrose Park, IL 60160

Item 2. Identity and Background.

(a)	Name of Person Filing:	Carol L. Bernick (“Bernick”)

(b)	Address:	c/o Alberto-Culver Company 2525 Armitage Avenue Melrose Park, IL 60160

(c)	Principal Business:	Bernick, an individual, is a Director and Chairman of the Company.

(d)	Prior Criminal Convictions:	None

(e)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

(f)	Citizenship/Organization:	U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

(a) Not applicable.

(b) On June 19, 2006, the Company, Sally Holdings, Inc., a wholly-owned subsidiary of the Company (“Sally Holdings”), New Sally Holdings, Inc., a wholly-owned subsidiary of the Company (“New Sally”), New Aristotle Company, currently a subsidiary of New Sally, and CDRS Acquisition LLC (the “Investor”) entered into an investment agreement (the “Investment Agreement”). Pursuant to the Investment Agreement, the Company will separate its consumer products business and its beauty supplies distribution business into two separate, publicly held companies. In connection with the Investment Agreement, the Investor will purchase approximately 47.5% (on a fully-diluted basis) of the common stock of New Sally (the “New Sally Common Stock”). Following the completion of the transactions contemplated by the Investment Agreement (the “Transactions”), holders of Common Stock as of the record date established therefor will receive in respect of each share of Common Stock then held: (i) a special $25.00 per share cash dividend, (ii) one share of common stock of the new consumer products company and (iii) one

CUSIP NO. 013068101	13D	Page 5 of 8 Pages

share of New Sally Common Stock, which will own and operate the beauty supplies distribution business. Upon completion of the Transactions, holders of the Common Stock on the record date will own 100% of the consumer products company and approximately 52.5% (on a fully-diluted basis) of New Sally.

In connection with the signing of the Investment Agreement, Bernick and her parents, Leonard H. Lavin and Bernice E. Lavin, certain trusts (the “Family Trusts”) which are for the benefit of Leonard H. Lavin and Bernice E. Lavin and their descendants, including Bernick (the “Family Members”), and a partnership whose partners are certain Family Trusts and other trusts for the benefit of certain Family Members (the “Family Partnership”) (Bernick, Leonard H. Lavin, Bernice E. Lavin, the Family Trusts and the Family Partnership are sometimes collectively referred to herein as the “Family Stockholders”), entered into a Support Agreement dated as of June 19, 2006 with the Investor, the Company and New Sally (the “Support Agreement”). Among the Family Trusts entering into the Support Agreement were trusts owning an aggregate of 5,410,098 shares of Common Stock for which Bernick is co-trustee. Bernick is also deemed to beneficially own the 5,762,530 shares of Common Stock owned by the Family Partnership. Under the Support Agreement, the Family Stockholders agreed that, so long as the board of directors of the Company is recommending approval of the Transactions and the Investment Agreement has not been terminated, they would vote their shares of Common Stock in favor of the Transactions and against any action or transaction that would reasonably be expected to impede or prevent the Investment Agreement or the Transactions. Furthermore, under the Support Agreement, the Family Stockholders have agreed to certain restrictions on their ability to transfer or acquire shares of (i) Common Stock prior to the consummation of the Transactions and (ii) New Sally Common Stock following such consummation, subject to certain exceptions. These restrictions terminate as of the earliest of (i) one year after such closing, (ii) termination of the Investment Agreement or (iii) the earliest time that no Family Stockholder or certain related persons is, under applicable Internal Revenue Code regulations, a “controlling shareholder” or “ten percent shareholder” of New Sally. A copy of the Support Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

The Investment Agreement also provides that New Sally and the Investor will enter into a Stockholders Agreement with the Family Stockholders pursuant to which, among other things, the Family Stockholders will have certain registration rights with respect to their New Sally Common Stock.

(c) See Item 4(b) above.

(d)-(j) Not applicable.

CUSIP NO. 013068101	13D	Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a)	(i)	Amount of shares of Common Stock Beneficially Owned: 12,582,559 shares total: options exercisable within 60 days to purchase 244,750 shares held directly; 5,410,098 shares held as trustee or co-trustee of the Family Trusts; 139,100 shares held by the Howard and Carol Bernick Family Foundation, a charitable private foundation of which Bernick is President and a Director (the “Bernick Family Foundation”); 1,013,067 shares held by the Lavin Family Foundation, a charitable private foundation of which Bernick is Vice President and a Director (“Lavin Family Foundation”); 5,762,530 shares held by the Family Partnership; and 13,014 shares held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan.

	(ii)	Percentage of shares of Common Stock Beneficially Owned: 13.53% total: 0.26% held directly; 5.83% as trustee or co-trustee of the Family Trusts; 0.15% as a Director and the President of the Bernick Family Foundation; 1.09% as a Director and Vice President of the Lavin Family Foundation; 6.21% as trustee of a Family Trust which is the general partner and a limited partner of the Family Partnership; and 0.01% as a participant in the Alberto-Culver Employees’ Profit Sharing Plan (based upon 92,757,271 shares outstanding as of March 31, 2006 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as filed with the Securities and Exchange Commission on May 8, 2006).

(b)	Number of shares as to which Bernick has:

	(i)	Sole power to vote:	4,517,5621/

	(ii)	Shared power to vote:	8,064,9972/

	(iii)	Sole power to dispose:	10,280,0923/

	(iv)	Shared power to dispose:	2,302,4674/

1/	The 4,517,562 shares of Common Stock held by Bernick and reflected as sole power to vote include options to purchase 244,750 shares of Common Stock held directly; 4,259,798 shares held as trustee or co-trustee of the Family Trusts and 13,014 shares of Common Stock held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan.
2/	The 8,064,997 shares of Common Stock held by Bernick and reflected as shared power to vote include 1,150,300 shares of Common Stock held as co-trustee of Family Trusts; 1,013,067 shares of Common Stock held by the Lavin Family Foundation; 139,100 shares of Common Stock held by the Bernick Family Foundation; and 5,762,530 shares of Common Stock held by the Family Partnership.
3/	The 10,280,092 shares of Common Stock held by Bernick and reflected as sole power to dispose include options to purchase 244,750 shares of Common Stock held directly; 4,259,798 shares held as trustee or co-trustee of the Family Trusts; 13,014 shares of Common Stock held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan and 5,762,530 shares of Common Stock held by the Family Partnership.

CUSIP NO. 013068101	13D	Page 7 of 8 Pages

4/	The 2,302,467 shares of Common Stock held by Bernick and reflected as shared power to dispose include 1,150,300 shares of Common Stock held as co-trustee of Family Trusts; 1,013,067 shares of Common Stock held by the Lavin Family Foundation; and 139,100 shares of Common Stock held by the Bernick Family Foundation.

Bernick shares the power to vote and to dispose of 650,300 shares of Common Stock held by Family Trusts with Bernice Lavin. Bernick shares the power to vote and to dispose of 500,000 shares of Common Stock held by a Family Trust and the 1,013,067 shares held by the Lavin Family Foundation with Leonard H. Lavin and Bernice E. Lavin. Bernick shares the power to vote the 5,762,530 shares held by the Family Partnership with Leonard H. Lavin and Bernice E. Lavin. Bernick shares the power to vote and dispose of 139,100 shares held by the Bernick Family Foundation with Howard B. Bernick, Peter Bernick, Elizabeth Bernick, and Craig Bernick. Certain information regarding Mr. Lavin, Mrs. Lavin, Howard B. Bernick, Peter Bernick, Elizabeth Bernick and Craig Bernick is presented below:

(i)	Name of Person:	(1)	Leonard H. Lavin

		(2)	Bernice E. Lavin

		(3)	Howard B. Bernick

		(4)	Peter Bernick

		(5)	Elizabeth Bernick

		(6)	Craig Bernick

(ii)	Address:	(1)-(6)	2525 Armitage Avenue Melrose Park, Illinois 60160

(iii)	Principal Business:	(1)	Leonard H. Lavin, an individual, is a Director and the Chairman Emeritus of the Company

		(2)	Bernice E. Lavin, an individual, is retired

		(3)	Howard B. Bernick, an individual, is a Director and the President and Chief Executive Officer of the Company

		(4)	Peter Bernick, an individual, is Managing Director of Glen Hill Investment Group LLC, an investment firm

		(5)	Elizabeth Bernick, an individual, is a student

		(6)	Craig Bernick, an individual, is Managing Director of Bascule Capital Management, LLC, an investment firm

(iv)	Prior Criminal Convictions:	None

(v)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

(vi)	Citizenship/Organization:	U.S. Citizen

CUSIP NO. 013068101	13D	Page 8 of 8 Pages

The number of shares of Common Stock beneficially owned by Bernick excludes (i) options to purchase 572,375 shares held directly by Bernick’s spouse, (ii) 619,947 shares held directly or as a trustee of various trusts by Bernick’s spouse, and (iii) 18,008 shares held by Bernick’s spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.

(c)	Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by Bernick.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described in Item 5 herein, Bernick does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Support Agreement, dated as of June 19, 2006, between CDRS Acquisition LLC, Alberto-Culver Company, New Sally Holdings, and the Stockholders of Alberto-Culver Company listed on the signature page thereto.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2006

Signature:	/s/ Carol L. Bernick
Name/Title:	Carol L. Bernick, individually; as trustee or co- trustee of various trusts; and as an officer of two foundations.